

October 29, 2013

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

  Re: The Toronto-Dominion Bank
     Form 40-F for the Fiscal Year Ended October 31, 2012
     Filed December 6, 2012
     Form 6-K
     Filed August 29, 2013
     File No. 1-14446

Dear Ms. Johnston:

  We have reviewed your filings and response letter dated September 13, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed on August 29, 2013

Exhibit 99.1 – Third Quarter 2013 Report to Shareholders

Note 9: Acquisitions, page 69

1. We note that you entered into a seven-year program agreement with Target to be the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target's U.S. customers. You state that Target shares in a fixed percentage of the revenue and credit losses incurred and their net share is recorded in Non-interest expense. In addition, you record the gross amount of revenue and credit losses in your financial statements. Please provide us with your accounting analysis and related IFRS

guidance on this transaction. In your response, address the following:

- Your determination that the $5.8 billion U.S. Visa and private-label credit card portfolio acquired was an asset acquisition, including your assessment of legal/contractual rights to the asset and the underlying cash flows under IAS 39.14.

- Clarify your accounting for new credit cards issued under the program agreement, including whether the entire originated amount will be recorded as a loan on your balance sheet. Provide the IFRS guidance you relied upon for this accounting.

- Your conclusion to present revenues and expenses on a gross basis rather than net, and whether TD is principal or agent if an analysis was done under IAS 18.IE21.

- Confirm whether the allowance will be presented on a gross basis, and address how you will present and account for the fact that Target shares in the credit losses of the portfolio. To the extent that the allowance and credit quality trends are materially impacted by these credit cards, confirm that you will separately present the allowance and credit quality trends for this portfolio of credit cards, and tell us how you will present such information in future filings.

2.   As a related matter, please link your accounting treatment included in response to comment 1 above to the contractual terms of your arrangement with Target. Specifically address the following in your response:

- How the revenue and cost splits are calculated and how cash flows are managed. If there is a formula to calculate Target's percentage of the cash flows, provide that formula and an explanation of terms and amounts included.

- State whether, and if so, how frequently you expect to be in a net pay or net receive position according to the terms of the agreement.

- Discuss the performance obligations under the agreement for both parties, including which strategic decisions are owned by which entity, including the decisions related to risk management, underwriting, and delinquency/default remediation.   State if there have been any instances where the parties have disagreed and how the disagreement was handled. Address which party has final authority in these strategic decisions.

- Tell us the business reasons for entering into the agreement and whether you have similar arrangements with other merchants in your credit card portfolio. If so, quantify the amount of credit cards outstanding with similar arrangements.

- Finally, tell us the related amounts included in the nine months ended July 31, 2013 financial results, or to the extent available when you respond, the amounts included in the twelve months ended October 31, 2013.

You may contact Staci Shannon at (202) 551-3374 or Lindsay McCord at (202) 551-3417 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant